September 27, 2007

Via EDGAR and Facsimile (202) 772-9213

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: John F. Reynolds

Re:                               Hicks Acquisition Company I, Inc.
Registration Statement on Form S-1, as amended (File No. 333-143747)

Ladies and Gentlemen:

Hicks Acquisition Company I, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the Company’s Registration Statement on Form S-1, as amended (File No. 333-143747), be accelerated to become effective on September 27, 2007 at 5:00 p.m. (EDT), or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.                                       should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.                                       the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (214) 615-2300 or Bruce Mendelsohn at Akin, Gump, Strauss, Hauer & Feld, L.L.P. at (212) 872-8117.

[Signature Page Follows]

Very truly yours,

Hicks Acquisition Company I, Inc.

/s/ Joseph B. Armes
Joseph B. Armes
President, Chief Executive Officer and Chief Financial Officer